Filed by IMS Health Holdings, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following FAQs were made available to employees of IMS Health Holdings, Inc. (“IMS Health”) in connection with merger of IMS Health and Quintiles Transnational Holdings Inc. (“Quintiles”).

EMPLOYEE FAQs

•	Company Information & Strategic Rationale

•	Transition and Integration

•	Your Career

•	Communication

Company Information & Strategic Rationale

1.	What is happening?

Quintiles and IMS Health have announced a proposed merger of equals between the two companies.

2.	Why are Quintiles and IMS Health merging?

This merger of equals is about growth. It capitalizes on the complementary capabilities and expertise of both companies. It is expected to create one of the world’s largest providers of information, technology and services for our customers – spanning their entire product lifecycle, from R&D, through clinical and commercial execution, to real-world patient outcomes. Together, we will forge distinct capabilities in clinical development to help clients improve clinical trial design and precision, and accelerate patient recruitment, advance unique and powerful Real-World Evidence capabilities to demonstrate value and outcomes, and bring to market comprehensive commercial solutions that increase ROI on commercial spend. It will broaden our reach through 50,000 employees in more than 100 countries. We are creating a global leader in healthcare intelligence.

3.	Why are we doing this now?

The timing is right. The business environment our clients face today is radically different than it was just a few years ago. Clinical research continues to grow but is constrained by the increasing protocol complexity and challenge of recruiting patients for clinical trials. Innovation in clinical trial execution is paramount. There is a growing need to demonstrate the value of medicines and measure outcomes. And, our clients need to increase ROI on their commercial spend.

Working together, we’ll power clinical development with technology-enabled insights to improve clinical trial design, accelerate recruitment and boost efficiency in trial execution. We will deploy a differentiated set of Real-World Evidence solutions to help clients address critical healthcare issues around cost, value and patient outcomes. And, we’ll integrate and expand our commercial outsourcing capabilities to help clients execute better across technology, analytics, sales and field operations.

4.	Can you describe IMS Health’s business?

IMS Health is a leading provider of mission-critical information and technology-enabled services to the life sciences industry. Founded in 1954, IMS Health is the original “big data” company and global gold standard in healthcare. With more than 85 percent coverage in global pharmaceutical sales, the company has more than 15 petabytes of unique data and captures a vast array of structured and unstructured data from 100,000+ suppliers worldwide. IMS Health has one of the largest IT infrastructures in healthcare globally, and processes more than 55 billion healthcare transactions annually. The company has a team of expert resources that include clinicians, epidemiologists, biostatisticians, data scientists, software developers and service experts to work with the data and clients to drive their performance. IMS Health has 15,000+ employees in more than 100 countries. To learn more, go to www.imshealth.com.1

5.	Can you describe Quintiles’ business?

Quintiles is the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. Founded in 1982, Quintiles helps biopharma and other healthcare companies improve their probability of success by connecting insights from our deep scientific, therapeutic and analytics expertise with superior delivery for better outcomes. From advisory through operations, Quintiles is the world’s largest provider of product development and integrated healthcare services, including commercial and observational solutions. With more than 36,000 employees conducting operations in approximately 100 countries, Quintiles is a member of the Fortune 500 and has been named to Fortune’s list of the “World’s Most Admired Companies.” - To learn more, visit www.quintiles.com.1

6.	What’s the profile of the combined company?

Together, we will be part of a company generating more than $7 billion in revenue (based on 2015) with a market value of approximately $17 billion. We will have more than 50,000 employees in more than 100 countries. And we will deploy a leading set of information offerings, technology applications and services experts against an estimated $100 billion market opportunity in life sciences product development, an estimated $80 billion opportunity in Real-World Evidence and connected health and an estimated $50 billion opportunity in technology-enabled commercial operations. From a strategic point of view, the merger will create a leading global healthcare intelligence company to measure and realize value – from R&D and commercial execution to real-world patient outcomes. Our information-powered, technology-enabled solutions will address the life sciences industry’s most pressing issues.

7.	How does this proposed merger benefit clients?

The combination will enhance what we can deliver to clients. It enables us – as one company – to capitalize on the deep scientific, therapeutic and domain expertise of Quintiles and information-powered technology services of IMS Health. The real power is bringing that together for clients to create a complete, integrated view across the entire life sciences product lifecycle. We will use data, technology and therapeutic expertise to enable an improved path to clinical trial execution. We will address fundamental shifts in our clients’ need to demonstrate the value of medicines. We will serve as an end-to-end commercial execution partner to increase ROI on commercial spend. And, we’ll do all this by innovating on a global scale.

8.	How does this proposed merger benefit employees?

This is a transformative merger that will deliver growth opportunities for employees, clients and shareholders alike. This is not a typical merger of overlapping businesses; it is highly complementary and growth driven. Together, we will create capabilities

1/	Information contained in any websites referred to in this document do not constitute part of this document.

that propel our organizations forward. We will bring together world-class talent in more than 100 geographies to support our clients’ needs seamlessly. Our combined resource base brings together leading subject matter experts in scientific, commercial, and therapeutic areas. As we execute our strategy for growth, there will be new opportunities to build rich, rewarding careers, tackle new challenges, and enhance the depth and diversity of skills.

9.	What will be the name of the new company?

The merged company will be renamed Quintiles IMS Holdings, Inc.

10.	Where will the headquarters be located?

The combined company expects to maintain dual U.S. headquarters in Danbury, Connecticut and Research Triangle Park, North Carolina.

11.	What will the management and board of directors of the combined company look like?

The combined companies will go to market with an exceptionally strong leadership team. Ari Bousbib, chairman and CEO of IMS Health, will become chairman and CEO of the merged organization. Tom Pike, CEO of Quintiles, will become vice chairman. The company’s board of directors will reflect balanced representation from both companies. Further organization decisions will be determined during the integration planning process.

12.	Are the cultures of each company complementary?

Quintiles and IMS Health have a common heritage of healthcare industry service, and an ability to solve complex problems with information. We share a culture of continuous innovation and collaboration, where communications are transparent and creativity is highly valued. Both teams enjoy tackling new challenges for clients and enhancing the depth and diversity of their skills. Both share a deep commitment to improving patient health.

13.	Will our shares continue to trade separately? On what exchange will the shares be traded?

When the merger is completed, 0.3840 shares of IMS Health stock will be exchanged for each share of Quintiles stock. The new shares will trade on the New York Stock Exchange under the stock symbol “Q”. Quintiles stock and IMS Health stock will continue to trade separately on the New York Stock Exchange until the completion of the merger.

Transition and Integration

14.	When will the transaction close? Are there regulatory reviews and approvals that need to take place?

We will begin work immediately to obtain the required regulatory and shareholder approvals, and expect the transaction to close in the second half of 2016, subject to customary closing conditions.

15.	What will happen between now and when the merger closes?

There is a limit to what we can do before the merger is complete, and both companies will operate separately. Integration planning will begin over the next few weeks.

16.	How does this proposed transaction affect our operations?

It’s too early to determine any potential operational impact. We will keep employees informed of our plans and progress in a timely manner. Until the close, we will continue to operate both companies independently.

17.	In the near term, how will Quintiles’ and IMS Health’s sales teams go to market?

Prior to the close of the merger, teams will operate independently, selling our respective offerings just as we do today. Quintiles and IMS Health have highly complementary offerings. In the coming months, as part of integration planning, commercial and operational leaders from both companies will assess our respective solutions to identify new opportunities for innovation and growth.

18.	What are the “rules of the road” for Quintiles and IMS Health employees during the regulatory review period?

Prior to completion of the merger, we’ll operate separately, just as we do today. Two principles to keep in mind:

•	During the waiting period for regulatory approval, the companies must continue to operate independently.

•	The companies must not exchange any commercially sensitive information.

Additional details will be shared once integration planning begins.

19.	How does the proposed merger affect our joint Quintiles/IMS Health Strategic Alliance?

In October 2015, Quintiles and IMS Health announced a global alliance to advance the use of next-generation Real-World Evidence (RWE) in late-stage clinical research. That alliance has been instrumental in bringing our two companies together, reinforcing our shared strategic vision and the benefits of our complementary assets. With client demand for our joint offerings exceeding expectations, we have expanded the scope of our alliance. Our planned merger would accelerate our ability to deliver these RWE insights—simplifying our use of joint intellectual property, aligning internal investment needs and bringing our go-to-market teams together.

Your Career

20.	What opportunities will be available in the new organization?

The combination of our two great companies will create exciting new opportunities for personal and professional development. We expect to have more specifics to communicate after integration planning is completed.

21.	Will there be any changes in compensation or benefits for employees?

We know that both companies’ comprehensive plans are generally aligned and market competitive. Quintiles and IMS Health invest in people through a range of initiatives in compensation, benefits, and learning & development, and strive to foster an environment where employees are challenged, empowered and can flourish. Given that formal integration planning hasn’t yet begun, it’s too early to discuss any potential changes to those plans.

22.	Will there be any layoffs as a result of this announcement?

This merger is about growth and capitalizing on the capabilities and expertise of both companies. For the vast majority of employees, the combination will create opportunities to continue building rich, rewarding careers.

23.	Will any offices be closing or consolidated?

Again, this combination is additive; it is highly complementary and growth driven. We haven’t identified any offices to close at this time. That said, in cities where both Quintiles and IMS Health have a presence, there may be an opportunity to consolidate or co-locate facilities as we begin to pursue new opportunities together. We will review these opportunities as part of our integration planning effort.

Communication

24.	How will employees be kept informed during the review period and integration?

We will put in place a variety of communication programs to keep you informed and up-to-date on developments. These will include special sites on Quintiles’ and IMS Health’s Global Intranets. We also will issue email updates, conduct in-person and virtual town hall meetings, and publicly announce all significant news related to the transaction.

25.	How are we communicating the news to clients?

We have arranged for clients to receive communications about the proposed merger. Employees in client-facing or supplier roles will be briefed following internal announcements. At that time, we will provide talking points as well as letters that will be sent to all clients. In addition, a joint news release has been posted on both companies’ websites and on newswires around the globe.

26.	Can we post on social channels about the merger?

The merger process is subject to strict regulations, which also apply to related communications. Because of that process, please do not post any content or commentary about the deal as it may be subject to disclosure and have to be filed with the Securities and Exchange Commission (“SEC”).

27.	Who can I contact if I have any questions?

Each company has established a special mailbox for submitting questions. Quintiles employees should address questions to corp.communication@quintiles.com. IMS Health employees should address questions to ask@imshealth.com. We’ll also share answers to some of the most frequently asked questions in our ongoing communications. As always, you also can reach out to your manager or HR business partner.

28.	What should I do if I receive an inquiry about this from clients or the media?

Identify who is making the inquiry. If the person is a client or data supplier, please forward the message to your local client- or supplier-facing leader. If the call is from a reporter or other external stakeholder, immediately refer the caller to the respective global media relations contacts:

•	Quintiles: Phil Bridges +1 (919) 998-1653 or phil.bridges@quintiles.com

•	IMS Health: Tor Constantino: +1 (484) 567-6732 or tconstantino@us.imshealth.com

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.